UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated December 12, 2024

Item 1

RELEVANT INFORMATION

Bogotá, December 11, 2024. Grupo Aval Acciones y Valores S.A (“Grupo Aval” or the “Company”) informs that today it successfully completed the placement of the first lot of the ordinary note issuance in the Colombian local market for a total value of THREE HUNDRED BILLION PESOS (COP $300.000.000.000).

The placement, carried out successfully, received investor demand in excess of EIGHT HUNDRED BILLION PESOS (COP $800.000.000.000), resulting in a bid-to-cover ratio of 2.67 times.

The issuance was rated AAA by BRC Investor Services S.A. Sociedad Calificadora de Valores. Banca de Inversion Aval - Corficolombiana acted as the structuring agent, and Casa de Bolsa Comisionista de Bolsa supported the issuance as the placement agent.

The ordinary notes were placed as follows:

Series-Subseries	Allocated Amount (COP)	Rate
Series A – Subseries A15 (15 years – Margin over IPC)	$200,000,000,000	IPC + 6.16% E.A.
Series C – Subseries C3 (3 years – Fixed Rate)	$100,000,000,000	10.08% E.A.
TOTAL	$300,000,000,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel